Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

SENTAGE HOLDINGS INC.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 7, 2023

The undersigned shareholder of Sentage Holdings Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated November 7, 2023, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on December 7, 2023 at 10 a.m. EST, at 501 Platinum Tower, 233 Taicang Rd, Huangpu, Shanghai (200001), China, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/SNTG2023, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Meeting is appointed as proxy, this proxy will be voted FOR the following proposals:

1.	to re-elect Ms. Qiaoling Lu as a director of the Company to hold office until the next annual general meeting;

2.	to re-elect Mr. Yiheng Guo as a director of the Company to hold office until the next annual general meeting;

3.	to re-elect Mr. Michael John Viotto as a director of the Company to hold office until the next annual general meeting;

4.	to re-elect Mr. Angel Colon as a director of the Company to hold office until the next annual general meeting;

5.	to re-elect Mr. Shengsong Wang as a director of the Company to hold office until the next annual general meeting;

6.	to approve the Share Capital Increase (as defined in Proposal No. 6 below);

7.	to approve the Share Capital Reorganisation (as defined in Proposal No. 7 below); and

8.	to approve the adoption of the second amended and restated memorandum and articles of association.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this proxy card promptly

using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

			FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	It is resolved as an Ordinary Resolution that Qiaoling Lu re-elected as a director of the Company to hold office until the next annual general meeting.		☐	☐	☐
PROPOSAL NO. 2:	It is resolved as an Ordinary Resolution that Yiheng Guo be re-elected as a director of the Company to hold office until the next annual general meeting.		☐	☐	☐
PROPOSAL NO. 3:	It is resolved as an Ordinary Resolution that Michael John Viotto be re-elected as a director of the Company to hold office until the next annual general meeting.		☐	☐	☐
PROPOSAL NO. 4:	It is resolved as an Ordinary Resolution that Angel Colon be re-elected as a director of the Company to hold office until the next annual general meeting.		☐	☐	☐
PROPOSAL NO. 5:	It is resolved as an Ordinary Resolution that Shengsong Wang be re-elected as a director of the Company to hold office until the next annual general meeting.		☐	☐	☐
PROPOSAL NO. 6:	It is resolved as an Ordinary Resolution that the authorised share capital of the Company be increased from US$50,000 divided into 10,000,000 Ordinary Shares of par value US$0.005 each to US$1,000,000 divided into 200,000,000 Ordinary Shares of par value US$0.005 each (the Share Capital Increase).		☐	☐	☐
PROPOSAL NO. 7:

It is resolved as a special resolution that subject to and immediately following the Share Capital Increase being effected, the Company re-designate and re-classify its authorised share capital as follows (Share Capital Reorganisation):

			☐	☐	☐
i.

each Ordinary Share in issue immediately following the Share Capital Increase, which is expected to be 2,805,325 Ordinary Shares of par value US$0.005 each, be re designated and re-classified into one Class A ordinary share of par value US$0.005 each (Class A Ordinary Shares);

	ii.	20,000,000 of the remaining authorised but unissued Ordinary Shares each be re designated and re-classified into one Class B ordinary share of par value US$0.005 each (Class B Ordinary Shares); and
	iii.	each of the remaining authorised but unissued Ordinary Shares, which is expected to be 177,194,675 Ordinary Shares of par value US$0.005, each be re-designated and re-classified into one Class A Ordinary Share of par value US$0.005 each.
PROPOSAL NO. 8:	It is resolved as a Special Resolution that subject to and immediately following the Share Capital Increase and/or Share Capital Reorganisation being effected, the Company adopt a second amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Increase and/or the Share Capital Reorganisation (if and to the extent each is effected) and, subject to the Share Capital Reorganisation being effected, the terms of the Class A Ordinary Shares and Class B Ordinary Shares.		☐	☐	☐

This proxy card must be signed by the person registered in the register of members at the close of business on October 27, 2023. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity.

Share Owner signs here	Co-Owner signs here

Date: